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SECUR  MISSION

15026834

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

NOV 25 2015

Washington DC
404

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   10/01/2014   AND ENDING   09/30/2015
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
TD Ameritrade, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South 108th Avenue
                    (No. and Street)

Omaha   NE   68154
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. Boyle   (201) 369-5809
                                              (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
                  (Name - *if individual, state last, first, middle name*)

155 N. Wacker Dr.   Chicago   Illinois   60606
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

This report is deemed **CONFIDENTIAL** in accordance with Rule 17a5(e)(3).

OATH OR AFFIRMATION

I, Stephen J. Boyle swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TD Ameritrade, Inc., as of September 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Financial Officer
_____
Title

> VICTORIA ALI
> Commission # 2200936
> Notary Public, State of New Jersey
> My Commission Expires
> May 04, 2017

_____ 11/17/15
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Statement Regarding Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Schedule of Segregation Requirements and Funds in Segregation For Customers Trading on U.S. Commodity Exchanges Pursuant to Regulations Under the Commodities Exchange Act
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☒ (n) A copy of the SIPC Supplemental Report (bound under separate cover).
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

This report is deemed **CONFIDENTIAL** in accordance with Rule 17-a5(e)(3).

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

TD Ameritrade, Inc.
(An Indirect Wholly Owned Subsidiary of TD Ameritrade Holding Corporation)
SEC File Number 8-23395
September 30, 2015
With Report of Independent Registered Public Accounting Firm

TD Ameritrade, Inc.
(An Indirect Wholly Owned Subsidiary of TD Ameritrade Holding Corporation)

Consolidated Statement of Financial Condition

September 30, 2015

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
TD Ameritrade, Inc.

We have audited the accompanying consolidated statement of financial condition of TD Ameritrade, Inc. (the Company) as of September 30, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of TD Ameritrade, Inc. at September 30, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
November 20, 2015

TD Ameritrade, Inc.
(An Indirect Wholly Owned Subsidiary of TD Ameritrade Holding Corporation)

Consolidated Statement of Financial Condition
(In Millions, Except Share Amounts)

September 30, 2015

Assets

Cash and cash equivalents	$	409
Receivable from affiliated clearing broker-dealer		42
Receivable from affiliates		6
Other receivables		27
Securities owned, at fair value		72
Property and equipment at cost, net		39
Goodwill		2,297
Acquired intangible assets, net		498
Other assets		9
Total assets	$	3,399

Liabilities and stockholder's equity

Liabilities:

Accounts payable and accrued liabilities	$	126
Payable to affiliates		31
Deferred income taxes, net		291
Total liabilities		448

Stockholder's equity:

Common stock, no par value, 200 shares authorized, issued and outstanding		–
Additional paid-in capital		2,942
Retained earnings		9
Total stockholder's equity		2,951
Total liabilities and stockholder's equity	$	3,399

See accompanying notes.

TD Ameritrade, Inc.
(An Indirect Wholly Owned Subsidiary of TD Ameritrade Holding Corporation)
Notes to Consolidated Statement of Financial Condition

September 30, 2015

1. Basis of Presentation and Nature of Operations

The consolidated statement of financial condition includes the accounts of TD Ameritrade, Inc. and its wholly owned subsidiary (collectively, "the Company"). Intercompany balances and transactions have been eliminated. The Company is an indirect wholly owned subsidiary of TD Ameritrade Holding Corporation (the "Parent") through the Company's immediate parent, TD Ameritrade Online Holdings Corp. ("TDAOH"). The Company evaluated subsequent events through November 20, 2015, the date on which the consolidated statement of financial condition was available to be issued.

The Company is an introducing securities broker-dealer and a registered investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is required to comply with all applicable rules and regulations of the SEC and FINRA. Prior to May 20, 2015, the Company was registered as a futures commission merchant with the Commodity Futures Trading Commission and was a member of, and the corresponding services functions were regulated by, the National Futures Association.

On March 29, 2015, the Company transferred its futures and foreign exchange business to TD Ameritrade Futures & Forex LLC ("TDAFF"), an indirect wholly owned subsidiary of the Parent, pursuant to a Spin-off Plan and Agreement between TDAOH, TDAFF and the Company (the "Spin-off Agreement") (see Note 10) and withdrew its registration as a futures commission merchant effective May 20, 2015.

The Company clears its client securities transactions on a fully disclosed basis through TD Ameritrade Clearing, Inc. ("TDAC"), an indirect wholly owned subsidiary of the Parent. Prior to the transfer of its futures and foreign exchange business, the Company contracted with external providers on an omnibus basis for futures clearing and also contracted with an external provider to facilitate foreign exchange trading for its clients.

2. Significant Accounting Policies

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers temporary, highly liquid investments with an original maturity of three months or less to be cash equivalents, except for amounts required to be segregated for regulatory purposes.

Securities Owned

Securities owned are recorded on a trade-date basis and carried at fair value.

Property and Equipment

Property and equipment is recorded at cost, net of accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful service lives of the depreciable property and equipment, which range from three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Goodwill

The Parent and TDAOH have recorded goodwill for purchase business combinations to the extent the purchase price of each completed acquisition exceeded the fair value of the net identifiable assets of the acquired company. Goodwill resulting from certain business combinations has been pushed down to the Company. The Company tests goodwill for impairment on at least an annual basis. In performing the impairment tests, the Company utilizes quoted market prices of the Parent's common stock to estimate the fair value of the consolidated Parent. The consolidated Parent's estimated fair value is then allocated to the Parent's subsidiaries based on operating revenues and is compared with the book value of the subsidiaries. No impairment charges resulted from the annual impairment test as of September 30, 2015.

Amortization of Acquired Intangible Assets

Acquired intangible assets pushed down to the Company are amortized on a straight-line basis over their estimated useful lives, ranging from 10 to 23 years.

Long-Lived Assets and Acquired Intangible Assets

The Company reviews its long-lived assets and acquired intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company evaluates recoverability by comparing the undiscounted cash flows associated with the asset to the asset's carrying amount. The Company also evaluates the remaining useful lives of intangible assets to determine if events or trends warrant a revision to the remaining period of amortization.

TD Ameritrade, Inc.
(An Indirect Wholly Owned Subsidiary of TD Ameritrade Holding Corporation)
Notes to Consolidated Statement of Financial Condition (continued)

Income Taxes

The Company files a consolidated U.S. income tax return with the Parent on a calendar year basis, combined returns for state tax purposes where required and separate state income tax returns where required. The Company determines and records income taxes as if it were a separate taxpayer, pursuant to a tax sharing agreement with the Parent. Deferred tax assets and liabilities are determined based on the difference between the consolidated statement of financial condition carrying amounts and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized. Uncertain tax positions are recognized if they are more likely than not to be sustained upon examination, based on the technical merits of the position. The amount of tax benefit recognized is the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

3. Property and Equipment

Property and equipment consists of the following as of September 30, 2015 (in millions):

Leasehold improvements	$	73
Computer equipment		7
Other equipment, furniture and fixtures		17
		97
Less accumulated depreciation and amortization		(58)
Property and equipment at cost, net	$	39

4. Goodwill and Acquired Intangible Assets

The following table summarizes changes in the Company's goodwill and acquired intangible assets for the fiscal year ended September 30, 2015 (in millions):

	Goodwill		Acquired Intangible Assets, Net	
Balance as of September 30, 2014	$ 2,360	$	583	
Spin-off of assets to TD Ameritrade Futures & Forex LLC (Note 10)	(63)		(9)	
Amortization of intangible assets	–		(76)	
Balance as of September 30, 2015	$ 2,297	$	498	

TD Ameritrade, Inc.
(An Indirect Wholly Owned Subsidiary of TD Ameritrade Holding Corporation)
Notes to Consolidated Statement of Financial Condition (continued)

Acquired intangible assets consist of the following as of September 30, 2015 (in millions):

	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount	
Client relationships	$	1,144	$	(646)	$	498

5. Income Taxes

As of September 30, 2015, temporary differences between the consolidated statement of financial condition carrying amounts and tax bases of assets and liabilities arise primarily from goodwill, acquired intangible assets, stock-based compensation, the federal impact of state uncertain tax positions and certain accrued liabilities.

Deferred income taxes consist of the following as of September 30, 2015 (in millions):

Deferred tax liabilities	$	330
Deferred tax assets		(39)
Net deferred tax liabilities	$	291

The Company's income tax returns are subject to review and examination by federal, state and local taxing authorities. The federal returns for 2012 through 2014 remain open under the statute of limitations. The years open to examination by state and local government authorities vary by jurisdiction, but the statute of limitations is generally three to four years from the date the tax return is filed. It is reasonably possible that the gross unrecognized tax benefits as of September 30, 2015, could decrease by up to $3 million ($2 million net of the federal benefit on state matters) within the next 12 months as a result of settlements of certain examinations or expiration of the statute of limitations with respect to other tax filings.

As of September 30, 2015, accrued interest and penalties included in accounts payable and accrued liabilities was $1 million.

6. Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, Rule 15c3-1 under the Securities Exchange Act of 1934 ("Exchange Act"), administered by the SEC and FINRA, which requires the maintenance of minimum net capital, as defined. Net capital and the related net capital requirement may fluctuate on a daily basis.

The Company computes net capital under the alternative method as permitted by Rule 15c3-1, which requires the Company to maintain minimum net capital of the greater of $250,000 or 2% of aggregate debit balances. Under the alternative method, a broker-dealer may not repay any subordinated borrowings, pay cash dividends or make any unsecured advances or loans to its

parent company or employees if such payment would result in a net capital amount of (a) less than 5% of aggregate debit balances or (b) less than 120% of its minimum dollar requirement. These net capital thresholds, which are specified in Exchange Act Rule 17a-11, are typically referred to as "early warning" net capital thresholds.

As of September 30, 2015, the Company's net capital was $228 million and its net capital requirement was $250,000. The Company's net capital exceeded the early warning threshold by $227 million.

7. Employee Benefit Plans

The Parent has a 401(k) and profit-sharing plan covering eligible employees of the Company, under which the Company's annual profit-sharing contributions are determined at the discretion of the Parent's Board of Directors. The Company also makes matching contributions pursuant to the plan document. The Company's employees also participate in the Parent's stock option and incentive plans.

8. Commitments and Contingencies

Lease Commitments

The Company has various non-cancelable operating leases on facilities and certain office equipment requiring annual payments as follows (in millions):

Fiscal Year	Minimum Lease Payments
2016	$ 28
2017	27
2018	25
2019	22
2020	19
Thereafter through 2030	65
Total	$ 186

A majority of the leases for the Company's branch offices contain provisions for renewal at the Company's option.

Borrowing Arrangements

Parent Credit Agreement – On March 31, 2015, the Parent entered into a credit agreement with the Company, which will terminate on March 1, 2022. Under this agreement, the Company may borrow up to $50 million in cash or securities from the Parent under a committed facility. In

addition, the Parent is permitted, but under no obligation, to make loans of up to $300 million in cash or securities to the Company under an uncommitted facility.

Loans under both the committed and uncommitted facilities must be repaid with interest on or before the termination date. The applicable interest rate is calculated as a per annum rate equal to, at the Company's option, (a) LIBOR plus an interest rate margin ("LIBOR loans") or (b) the federal funds effective rate plus an interest rate margin ("Fed Funds Rate loans"). The interest rate margin ranges from 0.75% to 1.50% for both LIBOR loans and Fed Funds Rate loans, determined by reference to the Parent's public debt ratings. As of September 30, 2015, the interest rate margin would have been 1.00% for both LIBOR loans and Fed Funds Rate loans, each determined by reference to the Parent's public debt ratings. There were no borrowings outstanding under the Parent credit agreement as of September 30, 2015.

Legal and Regulatory Matters

Order Routing Matters – Five putative class action complaints have been filed regarding the Company's routing of client orders. The cases are pending in the U.S. District Court for the District of Nebraska: *Jay Zola et al. v. TD Ameritrade, Inc., et al.*; *Tyler Verdieck v. TD Ameritrade, Inc.*; *Bruce Lerner v. TD Ameritrade, Inc.*; *Michael Sarbacker v. TD Ameritrade Holding Corporation, et al.*; *Gerald Klein v. TD Ameritrade Holding Corporation, et al.* The complaints in *Zola, Klein* and *Sarbacker* allege that the defendants failed to provide clients with "best execution" and routed orders to the market venue that paid the most for its order flow. The complaints in *Verdieck* and *Lerner* allege that the defendant routed its clients' non-marketable limit orders to the venue paying the highest rates of maker rebates, and that clients did not receive best execution on these kinds of orders. The complaints variously include claims of breach of contract, breach of fiduciary duty, breach of the duty of best execution, fraud, negligent misrepresentation, violations of Section 10(b) and 20 of the Exchange Act and SEC Rule 10b-5, violation of Nebraska's Consumer Protection Act, violation of Nebraska's Uniform Deceptive Trade Practices Act, aiding and abetting, unjust enrichment and declaratory judgment. The complaints seek various kinds of relief including damages, restitution, disgorgement, injunctive relief, equitable relief and other relief. The Company intends to vigorously defend against these lawsuits. The Company moved to dismiss each of the five putative class action complaints. The Magistrate Judge subsequently entered Findings and Recommendations with respect to each of the five actions, recommending that the District Judge dismiss each of the five lawsuits. The Plaintiffs have objected to the Magistrate Judge's Findings and Recommendations. The Company is unable to predict the outcome or the timing of the ultimate resolution of these lawsuits, or the potential losses, if any, that may result.

Certain regulatory authorities are conducting examinations and investigations regarding the routing of client orders. The Company has received requests for documents and information from the regulatory authorities. The Company is cooperating with the requests.

Other Legal and Regulatory Matters – The Company is subject to a number of other lawsuits, arbitrations, claims and other legal proceedings in connection with its business. Some of these

TD Ameritrade, Inc.
(An Indirect Wholly Owned Subsidiary of TD Ameritrade Holding Corporation)

Notes to Consolidated Statement of Financial Condition (continued)

legal actions include claims for substantial or unspecified compensatory and/or punitive damages. In addition, in the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, penalties or other sanctions. ASC 450, *Loss Contingencies,* governs the recognition and disclosure of loss contingencies, including potential losses from legal and regulatory matters. ASC 450 categorizes loss contingencies using three terms based on the likelihood of occurrence of events that result in a loss: "probable" means that "the future event or events are likely to occur;" "remote" means that "the chance of the future event or events occurring is slight;" and "reasonably possible" means that "the chance of the future event or events occurring is more than remote but less than likely." Under ASC 450, the Company accrues for losses that are considered both probable and reasonably estimable. The Company may incur losses in addition to the amounts accrued where the losses are greater than estimated by management, or for matters for which an unfavorable outcome is considered reasonably possible, but not probable.

The Company estimates that the aggregate range of reasonably possible losses in excess of amounts accrued is from $0 to $40 million as of September 30, 2015. This estimated aggregate range of reasonably possible losses is based upon currently available information for those legal and regulatory matters in which the Company is involved, taking into account the Company's best estimate of reasonably possible losses for those cases as to which an estimate can be made. For certain cases, the Company does not believe an estimate can currently be made, as some cases are in preliminary stages and some cases have no specific amounts claimed. The Company's estimate involves significant judgment, given the varying stages of the proceedings and the inherent uncertainty of predicting outcomes. The estimated range will change from time to time as the underlying matters, stages of proceedings and available information change. Actual losses may vary significantly from the current estimated range.

The Company believes, based on its current knowledge and after consultation with counsel, that the ultimate disposition of these legal and regulatory matters, individually or in the aggregate, is not likely to have a material adverse effect on the consolidated statement of financial condition of the Company. However, in light of the uncertainties involved in such matters, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters, or the potential losses, fines, penalties or equitable relief, if any, that may result.

Income Taxes

The Company's federal and state income tax returns are subject to examination by taxing authorities. Because the application of tax laws and regulations to many types of transactions is subject to varying interpretations, amounts reported in the consolidated statement of financial condition could be significantly changed at a later date upon final determinations by taxing authorities. The Toronto-Dominion Bank ("TD"), an affiliate of the Parent, has agreed to indemnify the Company for tax obligations, if any, pertaining to activities of TD Waterhouse Group, Inc. ("TD Waterhouse") prior to the Parent's acquisition of TD Waterhouse in January 2006.

9

Guarantees

In the ordinary course of business, securities transactions for brokerage clients are introduced by the Company and cleared on a fully disclosed basis through TDAC. These activities may expose the Company to credit risk in the event the clients are unable to fulfill their contractual obligations. Pursuant to the clearing agreement between the Company and TDAC, TDAC charges the Company for unsecured losses that result from a client's failure to complete such transactions. As of September 30, 2015, the total amount of client margin loan balances maintained by TDAC and subject to such indemnification was approximately $12.7 billion. TDAC seeks to mitigate the risks associated with client margin activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. See "Insured Deposit Account Agreement" in Note 10 for a description of a guarantee included in that agreement.

9. Fair Value Disclosures

Fair Value Measurement — Definition and Hierarchy

ASC 820-10, *Fair Value Measurement*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

- Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. This category includes active exchange-traded funds, money market mutual funds, mutual funds and equity securities.

- Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active and inactive markets, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means. This category includes most debt securities and other interest-sensitive financial instruments.

TD Ameritrade, Inc.

(An Indirect Wholly Owned Subsidiary of TD Ameritrade Holding Corporation)

Notes to Consolidated Statement of Financial Condition (continued)

- Level 3 – Unobservable inputs for the asset or liability, where there is little, if any, observable market activity or data for the asset or liability.

The following table presents the Company's fair value hierarchy for assets measured at fair value on a recurring basis as of September 30, 2015 (in millions):

	Level 1	Level 2	Level 3	Fair Value
Assets				
Cash equivalents:				
Money market mutual funds	$ 402	$ –	$ –	$ 402
Securities owned:				
Money market and other mutual funds	–	–	2	2
U.S. government debt securities	–	65	–	65
Other	–	5	–	5
Subtotal - Securities owned	–	70	2	72
Total assets at fair value	$ 402	$ 70	$ 2	$ 474

There were no transfers between any levels of the fair value hierarchy during fiscal year 2015.

Valuation Techniques

In general, and where applicable, the Company uses quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing methodology applies to the Company's Level 1 assets and liabilities. If quoted prices in active markets for identical assets and liabilities are not available to determine fair value, then the Company uses quoted prices for similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. This pricing methodology applies to the Company's Level 2 assets and liabilities.

Level 2 Measurements:

Debt Securities – Fair values for debt securities are based on prices obtained from an independent pricing vendor. The primary inputs to the valuation include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. The Company validates the vendor pricing by periodically comparing it to pricing from another independent pricing service. The Company has not adjusted prices obtained from the independent pricing vendor because no significant pricing differences have been observed.

Level 3 Measurements:

The Company has no material assets or liabilities classified as Level 3 of the fair value hierarchy.

TD Ameritrade, Inc.
(An Indirect Wholly Owned Subsidiary of TD Ameritrade Holding Corporation)
Notes to Consolidated Statement of Financial Condition (continued)

Fair Value of Financial Instruments Not Recorded at Fair Value

Cash and cash equivalents, receivable from affiliated clearing broker-dealer, receivable from/payable to affiliates, other receivables and accounts payable and accrued liabilities are short-term in nature and accordingly are carried at amounts that approximate fair value. Cash and cash equivalents include cash and highly-liquid investments with an original maturity of three months or less (categorized as Level 1 of the fair value hierarchy). Receivable from affiliated clearing broker-dealer, receivable from/payable to affiliates, other receivables and accounts payable and accrued liabilities are recorded at or near their respective transaction prices and historically have been settled or converted to cash at approximately that value (categorized as Level 2 of the fair value hierarchy).

10. Related-Party Transactions

Transfer of Futures and Foreign Exchange Business to Affiliate

On March 29, 2015, pursuant to the Spin-off Agreement, the Company transferred all of its futures and foreign exchange related assets and liabilities to TDAFF and TDAFF assumed responsibility for the futures and foreign exchange business previously conducted by the Company. The following assets and liabilities were transferred to TDAFF in connection with the Spin-off Agreement (in millions):

Cash and cash equivalents	$	31
Cash and investments segregated and on deposit for regulatory purposes		205
Other receivables		2
Goodwill		63
Acquired intangible assets, net		9
Payable to clients		(182)
Deferred tax liability, net		(3)
Net assets contributed to affiliate in spin-off	$	125

Allocated Costs from Affiliates Based on Expense Sharing Agreements

The Company has system maintenance, marketing and software licensing agreements with certain affiliates. In addition, the Company is allocated certain costs from entities related by common ownership.

Clearing Agreement

The Company clears its clients' securities transactions through TDAC on a fully disclosed basis and receives a share of transaction fees and net interest from TDAC pursuant to the revenue sharing provisions of a clearing agreement.

Income Taxes

The Company settles consolidated and combined current income tax payables and receivables with the Parent periodically, as amounts become due to or from the taxing authorities. Payable to affiliates on the consolidated statement of financial condition includes $26 million of income taxes payable to the Parent as of September 30, 2015.

Transactions with The Toronto-Dominion Bank and Affiliates

TD is an affiliate of the Parent, owning approximately 42% of the Parent's common stock as of September 30, 2015. The Company transacts business and has extensive relationships with TD and certain of its affiliates. Transactions with TD and its affiliates are discussed and summarized below.

Insured Deposit Account Agreement

The Company, TD Ameritrade Trust Company ("TDATC"), an indirect wholly owned subsidiary of the Parent, and TDAC (together the "Ameritrade Companies") are party to an insured deposit account ("IDA") agreement with TD Bank USA, N.A. ("TD Bank USA"), TD Bank, N.A. and TD. Under the IDA agreement, TD Bank USA and TD Bank, N.A. (together, the "TD Depository Institutions") make available to clients of the Company and TDATC FDIC-insured money market deposit accounts as either designated sweep vehicles or as non-sweep deposit accounts. The Company and TDATC provide marketing and support services for the TD Depository Institutions, and TDAC acts as agent for the clients of the Company and as recordkeeper for the TD Depository Institutions, in each case with respect to the money market deposit accounts. In exchange for providing these services, the TD Depository Institutions pay the Ameritrade Companies, collectively, an aggregate marketing fee based on the weighted average yield earned on the client IDA assets, less the actual interest paid to clients, a servicing fee to the TD Depository Institutions and the cost of FDIC insurance premiums.

The current IDA agreement became effective as of January 1, 2013 and has an initial term expiring July 1, 2018. It is automatically renewable for successive five-year terms, provided that it may be terminated by either the Ameritrade Companies or the TD Depository Institutions by providing written notice of non-renewal at least two years prior to the initial expiration date or the expiration date of any subsequent renewal period.

The fee earned on the IDA agreement is calculated based on two primary components: (a) the yield on fixed-rate "notional" investments, based on prevailing fixed rates for identical balances and maturities in the interest rate swap market (generally LIBOR-based) at the time such investments were added to the IDA portfolio (including any adjustments required to adjust the variable rate leg of such swaps to a one-month reset frequency and the overall swap payment frequency to monthly) and (b) the yield on floating-rate investments. As of September 30, 2015, the IDA portfolio was comprised of approximately 74% fixed-rate notional investments and 26% floating-rate investments.

The IDA agreement provides that the Company may designate amounts and maturity dates for the fixed-rate notional investments in the IDA portfolio, subject to certain limitations. For example, if the Company designates that $100 million of deposits be invested in 5-year fixed-rate investments, and on the day such investment is confirmed by the TD Depository Institutions the prevailing fixed yield for the applicable 5-year U.S. dollar LIBOR-based swaps is 1.45%, then the Ameritrade Companies will collectively earn a gross fixed yield of 1.45% on that portion of the portfolio (before any deductions for interest paid to clients, the servicing fee to the TD Depository Institutions and the cost of FDIC insurance premiums). In the event that (1) the federal funds effective rate is established at 0.75% or greater and (2) the rate on 5-year U.S. dollar interest rate swaps is equal to or greater than 1.50% for 20 consecutive business days, then the rate earned by the Ameritrade Companies on new fixed-rate notional investments will be reduced by 20% of the excess of the 5-year U.S. dollar swap rate over 1.50%, up to a maximum of 0.10%.

The yield on floating-rate investments is calculated daily based on the greater of the following rates published by the Federal Reserve: (1) the interest rate paid by Federal Reserve Banks on balances held in excess of required reserve balances and contractual clearing balances under Regulation D and (2) the daily effective federal funds rate.

The interest rates paid to clients are set by the TD Depository Institutions and are not linked to any index. The servicing fee to the TD Depository Institutions under the IDA agreement is equal to 25 basis points on the aggregate average daily balance in the IDA accounts, subject to adjustment as it relates to deposits of less than or equal to $20 billion kept in floating-rate investments or in fixed-rate notional investments with a maturity of up to 24 months ("short-term fixed-rate investments"). For floating-rate and short-term fixed-rate investments, the servicing fee is equal to the difference of the interest rate earned on the investments less the FDIC premiums paid (in basis points), divided by two. The servicing fee has a floor of 3 basis points (subject to adjustment from time to time to reflect material changes to the TD Depository Institutions' leverage costs) and a maximum of 25 basis points.

In the event the marketing fee computation results in a negative amount, the Ameritrade Companies collectively must pay the TD Depository Institutions the negative amount. This effectively results in the Ameritrade Companies guaranteeing the TD Depository Institutions revenue equal to the servicing fee on the IDA agreement, plus the reimbursement of FDIC insurance premiums. The marketing fee computation under the IDA agreement is affected by many variables, including the type, duration, principal balance and yield of the fixed-rate and floating-rate investments, the prevailing interest rate environment, the amount of client deposits and the yield paid on client deposits. Because a negative marketing fee computation would arise only if there were extraordinary movements in many of these variables, the maximum potential amount of future payments the Company could be required to make under this arrangement cannot be reasonably estimated. Management believes the potential for the marketing fee calculation to result in a negative amount is remote. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for the IDA agreement.

TD Ameritrade, Inc.
(An Indirect Wholly Owned Subsidiary of TD Ameritrade Holding Corporation)
Notes to Consolidated Statement of Financial Condition (continued)

In addition, the Company has various other services agreements and transactions with TD and its affiliates.

Receivables from and Payables to Affiliates

The following table summarizes the classification and amount of receivables from and payables to affiliates on the consolidated statement of financial condition resulting from related-party transactions as of September 30, 2015 (in millions):

Assets

Receivable from affiliated clearing broker-dealer			$	42
Receivable from affiliates:				
Receivable from TD and affiliates	$	4		
Receivable from entities related by common ownership		2		
Total			$	6

Liabilities

Payable to affiliates:				
Payable to TD and affiliates	$	4		
Payable to entities related by common ownership		27		
Total			$	31

Receivables from and payables to affiliates are generally settled in cash on a monthly basis.